Douglas W. Densmore	Facsimile 540—983—9400

(540) 983-9399	Post Office Box 40013

doug_densmore@gentrylocke.com	Roanoke, Virginia 24022-0013

June 30, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HomeTown Bankshares Corporation, Form S-4 (Amendment No. 4)

Filed June 26, 2009; Revised Acceleration Letter

File No. 333-158525

Commissioners:

This letter supersedes the previous acceleration request letter dated even date herewith.

Pursuant to Rule 461 of the Securities Act of 1933, HomeTown Bankshares Corporation, the issuer named in the above referenced registration statement, hereby requests acceleration of the effectiveness of such registration statement and asks that such registration statement will become effective at 10 a.m., E.S.T. on July 2, 2009, or as soon thereafter as is practicable.

Additionally, the issuer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely,

GENTRY LOCKE RAKES & MOORE, LLP

/s/ Douglas W. Densmore
Douglas W. Densmore, Legal Counsel